FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of FEBRUARY , 2002
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   February 15, 2002               By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act, British Columbia (the "British Columbia Act") Section 118(1) of the Securities Act, Alberta (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is TRIMARK OIL & GAS LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone: (604) 685-9316

2.   Date of Material Change

     February 15, 2002

3.   Press Release

     A press release dated February 15, 2002, a copy of which is attached, was released through various approved public media and filed with the Canadian Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 15th day of February, 2002.




                                                    /s/Nick DeMare
                                                    ----------------------------
                                                    Nick DeMare, Director

                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF

--------------------------------------------------------------------------------


NEWS RELEASE                                                   FEBRUARY 15, 2002


At the Company's Annual General Meeting to be held February 21, 2002, the shareholders will be asked to approve a capital consolidation and concurrent name change to Trimark Energy Ltd. Management has determined that in order to meet the Company's objectives, a 7 old for 1 new share consolidation is required.

There are currently 20,488,016 common shares issued and outstanding and after implementation of the consolidation, there will be 2,926,859 common shares issued and outstanding.

Implementation of the capital consolidation is subject to shareholder approval and to Exchange acceptance.


ON BEHALF OF THE BOARD


/s/Nick DeMare
Nick DeMare, Director




Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.